GREAT WALL ACQUISITION CORPORATION
66 Madison Avenue, 15th Floor
New York, New York 10021
November 14, 2006
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:	Great Wall Acquisition Corporation Registration Statement on Form S-4 Amendment 4 Filed October 20, 2006 File No. 333-134098 Form 10-KSB for the period ending December 31, 2005 File No: 000-50550
Dear Mr. Reynolds:
      The following are the responses of Great Wall Acquisition Corporation / ChinaCast Communication Holdings Limited to comments received from the Staff of the Securities and Exchange Commission in the letters dated November 8th and November 9th, with respect to Great Wall’s Registration Statement on Form S-4 (Amendment No. 4) filed on October 20, 2006. The discussion below is presented in the order of the numbered comments in the Staff’s letters.
November 8th Letter
General
1.	Please provide more information with regard to the structure of the tender offer to be made to the ChinaCast security holders. It remains unclear whether the tender offer will comply with the requirements of Regulation 14E, including Rules 14e-1 and 14e-5. For example, Rule 14e-5 prohibits a bidder from acquiring subject securities other than pursuant to the tender offer from the time of announcement of the offer until the tender offer expires. In this regard, we note from the “Questions and Answers” section that Great Wall may seek to acquire shares in private purchases. To the extent you intend to rely on an exemption from the tender offer rules based on the level of U.S. ownership of the ChinaCast subject securities, please advise. See, for example, Rule 14d-l(c) and 14e-5(b)(10).

Response to Comment 1

The tender offer is not subject to the requirements of Regulation 14D because the tender offer is not a tender offer for a class of securities that is registered under Section 12 of the Securities Exchange Act of 1934, as amended. The Company has deleted the language throughout the document that stated that the Company intends to acquire shares in private purchases. The Company is aware of its obligations under and intends to comply with the requirements of Regulation 14E with respect to all aspects of the Offer.

2.	We reissue comment one from our letter of October 5, 2006. We note your response that the amendment filed does not reflect any changes based on such comment but that you will promptly file an additional amendment reflecting changes, including a reduction of the number of shares to be registered under the registration statement and/or a change in form from a Form S-4 to the filing of a Schedule 14A. In responding to our comment, you should provide information regarding the identity of the holders who have executed such letters, noting whether they are directors, officers or substantial security holders. See Section VIII.A.9 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline (November 14, 2000) available at www.sec.gov.

The staff notes that a majority of the holders of the ordinary shares of ChinaCast have entered into letters of understanding with the company in both September of 2005 and June of 2006 which obligate such shareholders to exchange their ordinary shares in ChinaCast for shares of common stock of the company. Discuss the legal consequences of the possibility that by entering into these letters of understanding such shareholders may have made investment decisions. We may have further comment.

Response to Comment 2

In Amendment No. 5, we have removed from the facing page registration of the shares to be issued to the ChinaCast Majority, and have made corresponding changes throughout the document to reflect the number of shares being offered pursuant to the proxy statement/prospectus. We have also disclosed, on the cover page of the proxy statement/prospectus and in “Questions and Answers,” “Summary,” “Risk Factors,” “The ChinaCast Acquisition” and “Shares Eligible for Future Sale,” that Great Wall may file a registration statement with respect to resales of the ChinaCast Majority’s shares.

After discussions with the Staff, we have removed from the registration statement the shares to be received by the ChinaCast Majority in the Offer, although, as we explain in the following analysis, we believe that all shares to be issued pursuant to the Offer should be eligible for registration on the Form S-4. Since the exclusion of the shares in question will result in substantial additional expense to the Company without, in our opinion, any obvious material benefit to the investing public, we ask the Staff to consider our analysis on this issue and permit all of the shares to be issued in the Offer to be registered:

We believe that any investment decisions made by the ChinaCast Majority were pursuant to a valid Regulation S offering, with respect to offshore non-U.S. ChinaCast shareholders, and a private offering with respect to the single U.S. ChinaCast shareholder. We understand that the number of ChinaCast Majority shareholders is 28, and the number solicited was 30.

The question has been raised whether Great Wall shares being offered to ChinaCast shareholders may be registered on Form S-4, in light of the position set forth in the “Aircraft Carrier” release regarding lock-up arrangements.

The lock-up position in the “Aircraft Carrier” release rests on the idea that if the unaffiliated shareholders make no investment decision, “no vote is required” and the parties to the lock-up agreements are in essence making that decision for not only the majority but also the minority, then registration of the shares they are to acquire is impermissible. Since the structure of the proposed ChinaCast transaction does not require a “vote” of ChinaCast’s shareholders, but does require individual decisions by such shareholders to tender their shares for cash or Great Wall common stock or not to tender and retain their ChinaCast shares, the factual premise of the “Aircraft Carrier” release — that the locked-up shareholders determine the fate of the unaffiliated shareholders — is not present. Therefore, the analysis articulated in the release should not be controlling. Unlike a statutory merger, a tender offer requires individual shareholders to make individual decisions. That the “Aircraft Carrier” release uses the term “vote” rather than the more generic “investment decision” indicates its analysis of business combination registrations involving locked-up shareholders does not contemplate transactions accomplished by tender offer, which differ from statutory mergers (which do require a shareholder “vote”) by substituting individual autonomous choice for collectivist majority rule. In the statutory merger context, the majority can “drag” the minority to the transaction. This is not the case here. Each individual minority shareholder has the opportunity to decide whether they tender their shares into the Offer or not. They have the right to remain as shareholders of the target, which is not present in the statutory merger context.

In the ChinaCast situation, a minority shareholder will be able to elect among three investment alternatives, i.e., to tender his shares and elect to receive cash; to tender his shares and elect to receive Great Wall stock; or to retain his ChinaCast shares and not tender. This opportunity presents the unaffiliated ChinaCast shareholders with the quintessential “investment decision:” whether to buy, sell or hold, and is independent of the decisions of the ChinaCast Majority. Not only is the form of consideration, if any, to be received by the unaffiliated minority not determined by the ChinaCast Majority, but the very decision of each individual minority shareholder whether or not to participate in the transaction at all is left to him or her, independent of the ChinaCast Majority’s decision.

This separate investor decision should be made with the benefit of disclosure to the unaffiliated shareholders in a separate registration statement. These shareholders should be presented with the appropriate registration materials to help them determine whether they remain with the shares they currently own or make a decision to tender them for shares in another company. Indeed, the facts here are more compelling than in public company acquisition structures, such as statutory mergers where a locked-up majority determines the unaffiliated minority’s fate, and in which the Staff’s November, 2000 Current Issues and Rulemaking Projects Outline suggests registration of shares to be acquired by non-locked-up minority shareholders should be permissible. This is precisely the type of “investment decision” that the “Aircraft Carrier” release suggests would have to be foreclosed to the unaffiliated minority by the lock-up arrangements in order to make registration of their shares impermissible. In the proposed ChinaCast transaction, it confronts each and every non-locked-up shareholder directly. Under this interpretation, therefore, registration of the shares to be acquired by the unaffiliated ChinaCast shareholders should be permitted.

(We acknowledge that in view of the Outline, the Staff has raised issues concerning registration statements where the lock-up group is expanded to include non-traditional members such as middle management. We believe those issues are not present here because the only members of the lock-up group in our situation which may not be typically included are certain off-shore shareholders able to purchase under Regulation S whose investment decisions are typically not subject to the protections of the registration provisions of the Securities Act.)

Even if the opportunity to tender into the Offer or remain a ChinaCast shareholder is considered a “vote,” or that the previous investment decision by the locked-up shareholder constitutes a “vote”, the “Aircraft Carrier” release suggests that registration of the shares purchased under the lock-up agreement as well as the shares purchased by the minority shareholders should be permitted if (i) the lock-ups are limited to persons, such as corporate insiders and significant shareholders (of important note is that the “Aircraft Carrier” release also states that “the first condition would assure that the only persons who signed the agreements ... would not need the protection of registration and prospectus disclosure”); (ii) lock-up agreements do not account for 100% of the outstanding shares of the target company; and (iii) the non-locked-up shareholders would not be eligible to acquire the securities in a Section 4(2), 4(6) or Regulation D private placement. In addition, clause (iii) requires that “votes” be solicited from the non-locked-up shareholders.

Even if the situation contemplated in the Aircraft Release were applicable to the ChinaCast situation, the three-pronged analysis is met as follows. First, although the first prong does not explicitly include off-shore non-affiliates within the language of the prong, the Release does explicitly state that the first prong is intended to refer to those who are not intended beneficiaries of the prospectus and registration requirements. The locked-up ChinaCast shareholders are officers, directors, significant shareholders or offshore investors eligible for Regulation S treatment who, as mentioned above, are assumed not to require the protections of the registration provisions of the Securities Act. The Company understands that all of the members of the China Cast Majority are within the categories mentioned above, and most (holders of all but approximately three of the 51 percent of outstanding ChinaCast shares held by them) are corporate insiders or significant shareholders (representing 48 of the 51%).

Since the lock-up agreements amount to less than 100% of the outstanding shares of ChinaCast, the second prong is clearly met. Finally, with the respect to the third prong, since the entire purpose of the ChinaCast Acquisition is to provide ChinaCast shareholders with a United States securities market listing for their shares and freely-tradable securities in that market (as they now have in Singapore), and since their identities and thus their eligibility to purchase shares in a private placement cannot practicably be known, a private placement transaction under United States law is clearly not capable of achieving this essential purpose or completing the transaction as provided in the “Aircraft Carrier” release. Specifically, the inability to be able to commence a public tender offer would not allow the consummation of the acquisition of the ChinaCast Majority’s shares (if that is viewed as the transaction at hand) because the agreements entered into by the ChinaCast Majority contemplate the ability to commence a public tender offer for shares of the ChinaCast unaffiliated minority (which would involve registered shares) even if the minority do not elect to tender a share. The inability to commence a subsequent public tender offer rather than a private placement would challenge the validity of the lock-up agreements under Singapore law and, therefore, the ability to consummate the acquisition of the ChinaCast Majority’s shares.

In summary, we believe that the facts and circumstances of the ChinaCast transaction (which includes a follow-on tender offer) are distinguishable from the context contemplated by the Aircraft Carrier release and would permit registration of the ChinaCast Minority. However, even in the event that the Aircraft Carrier release is viewed as applicable solely due to the existence of lock-up arrangements, the exceptions enumerated therein are met when read in the appropriate context. Accordingly, we believe that the locked-up shares, as well as the shares held by unaffiliated, non-locked-up shareholders, should be eligible for registration.

In response, as to the Staff’s request for the identity of the holders that have executed such letters of undertaking, Yin Jian Ping, ChinaCast’s Chairman of the Board, has executed such letters personally and owns approximately 31% of Super Dynamic Consultancy Limited, an entity that has also executed letters. Chan Tze Ngon, a Director and Chief Executive Officer of ChinaCast, has executed letters personally and owns 18.6% of Technology Venture Investments Limited, an entity that has also executed letters. Li Wei, ChinaCast’s Chief Operating Officer, owns 100% of Time Global International Limited, an entity that has executed such letters.

3.	We reissue comment four from our letter of October 5, 2006.

We note your October 20, 2006 response that you intend to make one filing to cover all statements made in every filing since you first asserted that ChinaCast is a leading provider of e-learning content but, as of the date of this letter, over four months after the Staff initially issued this comment and over one month after the Staff reissued the comment in its letter with respect to your third amendment, you still have not done so. As previously indicated by the Staff, the assertion that ChinaCast is a leading provider of content was made by Great Wall Acquisition Corporation as early as September 13,

2005, over thirteen months ago, and the Staff views Great Wall’s ‘34 Act reporting obligations seriously.

Accordingly, and in order to match the removal of such disclosure from your registration statement, amend each filing made by Great Wall Acquisition Corporation that contains statements to the effect that ChinaCast “is one of the leading providers of e-learning services and content” in China from the date such assertion was first made by Great Wall until the present date. We may have further comment.

Response to Comment 3

As discussed with the Staff, we have filed a Current Report on Form 8-K, which also constitutes a Rule 425 filing under General Instruction A2 thereof, in response to comment three of the Staff’s October 5th letter.

4.	We note your response to comments five and 13 from our letter of October 5, 2006, as well as your added disclosure on page four of the registration statement that “any potential securities law claims would be immaterial” since Great Wall “stockholders had the opportunity to convert their shares into cash ... and were informed of their possible right to rescind their purchase of Great Wall shares.”

The Staff additionally notes that:
•	rescission liability could potentially involve a greater recovery by Great Wall shareholders than that afforded by the lesser amount provided by the company’s conversion offer,

•	the statute of limitations for rescission claims by Great Wall shareholders does not appear to have passed,

•	the proxy circulated by Great Wall at the time of proposing the Extension Amendment does not appear to assert the position you now take in your response to comment 13 (“we believe as a matter of law, shareholders who voted in favor of the extension would be unsuccessful in prosecuting securities law claims against us with respect to the amendment of our charter”), and

•	Section 14 of the Securities Act of 1933 states that: “[a]ny condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this title or of the rules and regulations of the Commission shall be void.”
Accordingly, please provide the basis for your disclosure on page four that “(ii) their original investments plus interest would be returned to stockholders in the event the Company is liquidated and dissolved or upon their election to convert their shares, and (iii) their damages in respect of a securities law claim should not exceed such liquidation or conversion payment.”

In the absence of providing such additional disclosure, please disclose an alternate basis for your assertion that “any potential securities law claims would be immaterial” since

Great Wall “stockholders had the opportunity to convert their shares into cash...and were informed of their possible right to rescind their purchase of Great Wall shares.”

Response to Comment 4

We have revised the discussion on page four of the proxy statement/prospectus to clarify that (i) liquidation or conversion will not result in Great Wall stockholders receiving their entire original investment plus interest, (ii) rescission liability could potentially involve a greater recovery by Great Wall stockholders than that afforded by conversion and (iii) the statutes of limitations for rescission and other claims by Great Wall stockholders have not expired. We have also included language from and cross-reference to the discussion on the following page under “Possible Claims Against and Impairment of the IPO Trust Account” to clarify the basis for the Company’s belief that substantial liability for securities law or rescission claims arising from extension of the time for it to complete a business combination is unlikely and therefore immaterial.

As noted in our response to comments 5 and 6, our response to prior comment 13 misstated the basis for our having taken no reserve for potential securities law claims, and was not included in the proxy statement/prospectus, and the Company has not intended to assert and believes it has not asserted any position or theory inconsistent with section 14 of the Securities Act of 1933.

5.	We reissue comments five and 13 from our letter of October 5, 2006. We note your response that “because we believe as a matter of law, shareholders who voted in favor of the extension would be unsuccessful in prosecuting securities law claims against us with respect to the amendment of our charter, we have taken no reserve for any potential claims. In response to the Staffs comment we have added additional disclosure reflecting the foregoing to page 4.”

The staff is unable to locate the additional disclosure to be provided by the company reflecting this statement. In addition, since you have asserted such reason to be the basis for not providing a reserve for potential claims, please indicate whether an opinion of counsel has been or will be issued as to the legal conclusions set forth in the prospectus, and if so, please include a copy of such an opinion for the staff’s review and comment. We may have further comment.

Response to Comment 5

In our response to prior comment 13, we misstated the basis for having taken no reserve for potential securities law claims. We have taken no such reserves because we have concluded that the likelihood of material liability resulting from such claims is remote, and that a reserve is therefore not required under FASB 5. We have neither sought nor obtained an opinion of counsel as to the legal assertions concerning these matters set forth in the proxy statement/prospectus. The additional disclosure in Amendment No. 4’s preliminary proxy statement/prospectus reflecting our response to prior comment 13 did not include the penultimate sentence of that response.

6.	Since you have asserted to the Staff your belief that “as a matter of law, shareholders who voted in favor of the extension would be unsuccessful in prosecuting securities law claims against [Great Wall] with respect to the amendment of [its] charter” please disclose in your registration statement whether the company, its counsel, or any of its representatives has made such assertion to any other party.

Response to Comment 6

As noted in our response to comment 5, the penultimate sentence of our response to prior comment 13 misstated the basis for our having taken no reserve for potential securities law claims, and was not included in the proxy statement/prospectus. None of the Company, its counsel nor any of its representatives has asserted that sentence or its substance to any other party.

7.	We reissue comment eight from our letter of October 5, 2006, which was a reissue of comment nine from our letter of June 30, 2006. We note your response that you have added the requested disclosure on page 31 but we can locate no disclosure with respect to Great Wall’s accounting and audit fees. Please revise your registration statement to include such disclosure.

Response to Comment 7

We have added the accounting and auditing fees paid by Great Wall on page 33.

8.	We note your response to comment 12 from our letter of October 5, 2006 and the disclosure added to your registration statement:

“As Great Wall cannot utilize ChinaCast’s cash to pay ChinaCast’s shareholders electing the Cash Offer, Great Wall is in discussions with DBS with respect to a standby credit facility to provide sufficient funds to pay all of ChinaCast shareholders electing the Cash Offer. As certain fees would apply immediately upon entering into definitive arrangements regarding such a credit facility, Great Wall does not expect to do so until immediately prior to commencing the Offer, although it currently believes that such facility will be available to it at that time. If it were not we would not be able to complete the offer unless alternative arrangements welt made.” (emphasis added)

Since you are unable to guarantee the consummation of the ChinaCast acquisition even in the case of shareholder approval, it would appear that the proposed changes to your Articles of Incorporation with respect to amending your business combination provisions and the dissolution of the company could take affect even if the ChinaCast acquisition transaction were not consummated.

Please provide a detailed legal analysis with respect to the extent to which the Extension Proxy filed on March 21, 2006 disclosed that the business combination procedures and commitment to dissolve were subject to change in the event the ChinaCast acquisition were not consummated. We may have further comment.

Response to Comment 8

The proposed amendments to the Company’s certificate of incorporation do not affect its business combination and dissolution provisions. In any event, however, it has never been the Company’s intention to effectuate the proposed charter amendments if the ChinaCast Acquisition is not completed, and we have disclosed that throughout the proxy statement/prospectus where the proposed amendments are discussed.

9.	Please file the form of Proxy Card to be supplied to Great Wall shareholders.

Response to Comment 9

We previously filed the Proxy Card as Exhibit 99.1 to Form S-4 filed on May 12, 2006. At the Staff’s request, we are including the Proxy Card as Exhibit 99.1 to this registration statement.

10.	On page 32, you make reference to the company as a leading provider of e services content. Please revise or advise.

Response to Comment 10

We have removed this reference from page 34.
November 9th Letter
General
1.	We note throughout your filing ChinaCast makes references to the Beijing Branch of CCL or CCLBJ. It is not clear why ChinaCast would present CCLBJ as a separate entity or branch. Upon review of the underlying agreements with CCL, we were unable to locate any sections that solely reference CCLBJ as an entity or branch to support your presentation of CCLBJ as a “satellite operating entity.” Please provide us with a substantive discussion supporting why you believe the presentation of CCLBJ apart from CCL is appropriate along with references to supporting sections of ChinaCast’s agreements with CCL.

Response to Comment 1

We note that although, as the Staff noted, CCLBJ is not separately referred to in the Technical Services Agreement, the facts are that CCL has established a branch office in Beijing (though it is registered in Shanghai). In the Technical Service Agreement, there are references to CCL’s Turbo 163 business, DDN Enhancement business and Cablenet business (the “Satellite Business”) in the “Recitals” Section and in Section 1.1.

ChinaCast provides services to CCL to implement the Satellite Business in exchange for a service fee, which is equivalent to the profit derived from the Satellite Business.

While technically not a separate legal entity, the revenues and expenses of the branch office are not commingled with those of CCL. The purpose of this arrangement was to carve out the satellite-related businesses of CCL and put them all into CCLBJ to facilitate ChinaCast’s monitoring of the Satellite Business and the computation of the service fee. Reference to these arrangements has been added to footnote 1 to the structure chart appearing on page 45 of the Proxy Statement/Prospectus.

Risk Factors, page 10
2.	Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is current on the redemption date, but the warrant holders may not be able to exercise the warrants during the 30-day period (e.g. measurement period) prior to the redemption date as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Response to Comment 2

We have added two risk factors discussing risk associated with the warrants in this offering beginning on page 19.

ChinaCast Historical Information
Selected Operating Data, page 21
3.	Provide a note that describes the nature of “post secondary product line revenue” and how it differs from the applicable GAAP-derived measure of revenue. We note that Management’s Discussion and Analysis (Operation Highlights, page 47) presents amounts of revenue described as “post-secondary education — distance learning services” and that these amounts represent one of the components of GAAP-derived revenue. The note should also reconcile each period’s non-GAAP measure of revenue to the related GAAP-derived measure of revenue and also describe why management believes this measure provides useful information to investors regarding ChinaCast’s financial condition and results of operations.

Response to Comment 3

Changes in response to the Staff’s comments have been made to clarify the purpose of providing the post secondary education-distance learning services information in the Selected Operating Data in combination with the amounts for CCLBJ in addition to the discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, the difference between the amounts presented in the table for convenience of the reader and the amounts appearing in the Management’s Discussion and Analysis are described and are reconciled in the table provided in the new footnote to the line item to the related GAAP-derived measure of revenue. See page 23 of the Proxy Statement/Prospectus.

Comparative Per Share Information, page 23
4.	We reviewed your response to our prior comment 19. Please revise your filing to consistently use the same number of common stock shares subject to redemption or revise your table to include a footnote, with similar language from your response, to clarify the difference in redemption share amounts to an investor.

Response to Comment 4

As requested by the Staff, we have included an explanatory footnote to this table on page 25.

5.	We reviewed your response to our prior comment 20. Please revise your presentation of ChinaCast’s per share information to two decimal places, consistent with the rest of the table.

Response to Comment 5

The disclosure has been revised on page 25 to reflect the Staff’s comment.

6.	Please revise to include book value per share data as of the most recent balance sheet date.

Response to Comment 6

The disclosure has been revised on page 25 to reflect the Staff’s comment.

7.	Please revise note (3) to clarify that the exchange rate of 7.9955 is from USD to RMB and this conversion rate was used for both the June 30, 2006 and December 31, 2005 amounts presented.

Response to Comment 7

The disclosure has been revised on page 25 to reflect the Staff’s comment.

Management’s Discussion and Analysis
Operation Highlights, page 47
8.	Please revise to clarify how much of the revenue transfer from CCLBJ to CCLX is represented in each product line.

Response to Comment 8

Additional disclosure has been added to clarify this section on page 49.
Results of Operations, page 50
9.	We reviewed your response to our prior comment 25. Your response continues not to address our comment; therefore the comment will be reissued. Please revise your disclosure for each period to describe and quantify underlying material activities that generate revenue and cost of revenue variances between fiscal years. For example, you have yet to disclose how much each of your product lines benefited from the revenue transfer from CCLBJ for each period presented. Further, your fiscal year cost of revenue discussions should provide, at a minimum, the level of detail provided in your interim discussion.

Response to Comment 9

Additional disclosure has been added to the Results of Operations section as requested.
Liquidity and Capital Resources, page 53
10.	Please revise your disclosure to include an analysis of the components of the interim statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, inventory, prepaid expenses, accounts payable and accrued expenses). Also, discuss potential liquidity needs related to the Modern English Training, LLC transaction. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.

Response to Comment 10

As requested, additional disclosure has been added to this section beginning on page 55.
ChinaCast Financial Statements
Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies
(1) Revenue Recognition, F-13
11.	We reviewed your response to our prior comment 29. We note customer acceptance does not occur until after the equipment is delivered and tested by the customer, yet ChinaCast recognizes revenue upon delivery of equipment. We also note that these customer acceptance provisions provide the customer with a right of return for one year beyond the date of delivery. Tell us why you believe revenue recognition is appropriate at the time of delivery when customer acceptance may be completed at a later date. Provide us with the time frame between delivery and customer testing. Also, clarify who provides the final decision of compliance with specifications in a case where ChinaCast believes the product complies with specification and the customer does not and how this impacts your revenue recognition. In your response, tell us how you considered Section A(3)(b) — customer acceptance of SAB 104 in your determination of revenue recognition.

Response to Comment 11

We respectfully advise the Staff that the testing by customer is done upon the physical delivery of the equipment and accordingly there is no time lag between delivery and testing thereby enabling ChinaCast to recognize revenue upon delivery. In addition, there is no requirement that the products meet the specifications of the customers.

ChinaCast provides rights of return or replacement only if the delivered products are defective which is included as part of the warranty provision which is provided to all customers. ChinaCast accounts for the warranty provision under FAS 5 “Accounting for Contingencies.”.

Accordingly ChinaCast has revised its disclosure on page F-13.
(w) Share-based Compensation, F-15
12.	Please revise your share-based compensation policy to address your transition to SFAS 123(R). Specifically, identify the transition method used (e.g. prospective, modified prospective, or modified retrospective) and any other changes to your policy (e.g. fair value method used).

Response to Comment 12

In response to Staff’s comment, ChinaCast has revised the disclosure in page F-15 and F-16 to address the transition to SFAS 123(R).
Note 3 — Acquisition, F-17
13.	We reviewed your response to our prior comment 31 noting Tongfang Education will be responsible for the operating rights and obligations of ETS. Tell us how ChinaCast considered the guidance in ARB 51, FIN 46(R) and other authoritative guidance in forming their conclusion that it was not necessary to consolidate ETS. Also, revise your filing to disclose how ChinaCast plans to account for their relationship with ETS.

Response to Comment 13

In response to Staff's comment, ChinaCast considers that, according to the operating right assignment agreement, Tongfang Education does not have a controlling financial interest through direct or indirect ownership of a majority voting interest in ETS and, therefore ETS is not a majority-owned subsidiary to be consolidated by ChinaCast under ARB 51 and FAS 94. Considering the nature of the entity, ETS is a government agency and registered as a not for profit organization as well, which is specifically scoped out by FIN 46(R) paragraph 4. a. and i. for consolidation.

ChinaCast has revised in page 45 to disclose that ETS is to be accounted for as a related party of ChinaCast.

Note 8 — Long-Term Investments, F-20
14.	Please revise note (c) to clarify that ChinaCast acquired its 20% interest in Dongshi ChinaCast from CCL (as disclosed on F-31). Also, clarify how you determined the RMB15,000 purchase price to be paid to CCL, a related party, and how the purchase price you paid to CCL compares to the book value and fair value.

Response to Comment 14

In response to Staff’s comment, ChinaCast has revised the note (c) in Note 8 on page F-20 to clarify that ChinaCast acquired 20% interest in Dongshi ChinaCast from CCL as discussed in note (ix) in Note 19 on page F-31. The purchase price paid to CCL was determined based on CCL’s book value which approximates fair value as this was deemed a transaction between related parties.
Note 13 — Share Option Plans, F-23
15.	Please revise to include the minimum disclosures required by paragraphs 64, A240 and A241 of SFAS 123(R).

Response to Comment 15

In response to Staff’s comment, ChinaCast has revised the disclosures in Note 13 on page F-25.
Note 14 — Management Service Fee, F-25
16.	We note your response to comment 52 of our letter dated June 30, 2006, however it does not address why you do not present this management service fee as revenue. It appears these fees were earned from rendering services that constitute your ongoing major operations in accordance with FASB Concepts 6. Please advise or revise.

Response to Comment 16

We respectfully advise the Staff, ChinaCast does not consider the fee from CCL for rendering such service as an ongoing major operation. The fee from rendering the service was not intended to be part of the ongoing operations of the Company and has been gradually decreasing along with the anticipated scaling down of CCL’s satellite related business. Therefore this fee does not constitute an ongoing major stream of income of ChinaCast.
Great Wall Financial Statements
Balance Sheets, pages F-33 and F-44
17.	We reviewed your response to our prior comment 31. Your response did not address our comment as it relates to the UPO and its settlement into registered units, thus the comment will be reissued. Given that the offer and sale of the securities underlying the underwriter purchase option (UPO) included in your initial public offering were included in the “units” being registered, the offer and sale of the underlying securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time the UPO and the underlying warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the UPO as a liability marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for the UPO. Tell us whether you intend to restate your financial statements to classify the UPO as a liability and to subsequently adjust the UPO to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Response to Comment 17

We have amended the UPO to clarify that the Company will have no obligation to pay any cash or otherwise “net cash settle” the UPO or the warrants underlying the UPO if we are unable to deliver any securities pursuant to the exercise of the UPO as a result of our inability to satisfy registration requirements as set forth in the UPO. We have included a copy of the Unit Purchase Option Clarification Agreement as Exhibit 10.9 to the registration statement.

18.	In order to justify equity classification of the warrants issued in the Unit Offering, the underlying agreement or clarification thereto must state unequivocally that the warrants may expire unexercised if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current. Please revise such that the financial statements are appropriately presented.

Response to Comment 18

We have entered into an Amended and Restated Warrant Clarification Agreement to include the additional language requested by the Staff. This agreement is included as Exhibit 10.10 to the registration statement.
Notes to Financial Statements
Note 2 — Initial Public Offering, F-49
19.	Please revise to include disclosure related to the exercise of the warrants and UPO. For example, disclosure related to the warrants should be consistent with Section 3.3.2 of your clarified warrant agreement. Revise disclosure in your interim financial statements and the combined company’s securities following the offer section (page 78) accordingly.

Response to Comment 19

We have added the requested disclosure to pages 81, F-39, F-49 and F-50.
CCL Technical Services Agreement, Exhibit 10.8
20.	Please revise to file all appendices to this agreement.

Response to Comment 20

We have included the appendices to this agreement.
General
21.	Please update the financial statements to comply with Rule 3-12(g) of Regulation S-X.

Response to Comment 21

We have updated the financial statements as requested.

Sincerely,
/s/ Kin Shing Li
Kin Shing Li
Chairman of the Board and Chief Executive Officer

cc:	Michael E. Karney John Zitko Securities and Exchange Commission Mitchell S. Nussbaum